For Immediate Release
Walnut Creek, CA
July 16, 2003

Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

BWC FINANCIAL CORP. ANNOUNCES 2004 SECOND QUARTER & FIRST HALF EARNINGS

James L. Ryan, Chief Executive Officer and Chairman of the Board of BWC Financial Corp. and its subsidiaries Bank of Walnut Creek and BWC Mortgage Services, announced net income for the period ending June 30, 2004.

Ryan reported net income of $2,290,000 or $0.58 diluted earnings per share for the six months ended June 30, 2004, compared to income of $2,198,000 or $0.56 diluted earnings per share for the same period in 2003. Earnings for first half 2004 represent .97% return on average assets (ROA) and 10.06% return on average equity (ROE), compared to 1.05% return on average assets (ROA) and 10.38% return on average equity for first half 2003.

For second quarter 2004, net income was $1,216,000 or $0.31 diluted earnings per share, compared to net income of $1,119,000 or $0.29 diluted earnings per share for the same period in 2003. Return on average assets for second quarter 2004 was 1.03% and return on average equity was 10.60% compared to second quarter 2003 return on average assets of 1.04% and return on average equity of 10.57%.

Total assets of the Corporation at June 30, 2004 were $501,217,000, compared to total assets of $453,603,000, at June 30, 2003.

Founded in 1980, Bank of Walnut Creek headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore with a regional commercial banking office in San Jose. BWC Mortgage Services, with headquarters at 3130 Crow Canyon Place in San Ramon, has mortgage consultants in each of the Bank's branch offices and additional offices in Tahoe City and Reno.

Additional details may be found in the Summary of Consolidated Financial Results for second quarter and first half 2004:

Selected Financial Data - Summary:

The following table provides certain selected consolidated financial data as of and for the three month and six month periods ended June 30, 2004 and 2003.

SUMMARY INCOME STATEMENT	Quarter Ended June 30,		Year to Date June 30,	
(Unaudited in thousands except share data)	2004	2003	2004	2003
Interest Income	$7,178	$6,466	$13,996	$12,624
Interest Expense	1,381	1,054	2,489	2,069
Net Interest Income	5,797	5,412	11,507	10,555
Provision for Credit Losses	375	300	825	600
Non-interest Income	4,510	4,310	7,961	8,406
Non-interest Expenses	7,640	7,337	14,412	14,218
Minority Interest	377	288	564	579
EBIT	1,915	1,797	3,667	3,564
Income Taxes	699	678	1,377	1,366
Net Income	$1,216	$1,119	$2,290	$2,198

Selected Financial Data - Summary cont:

Per share:

(Share and share equivalents have been adjusted for the
stock dividend granted in December 2003)

Basic EPS	$0.31	$0.29	$0.59	$0.56
Diluted EPS	$0.31	$0.29	$0.58	$0.56
Weighted Average Basic shares	3,910,697	3,902,633	3,909,914	3,941,633
Weighted Average Diluted Shares	3,944,930	3,921,484	3,945,003	3,957,036
Cash dividends	$ 0.06	$ -	$ 0.12	$ -
Book value at period-end			$ 11.72	$ 10.99
Ending shares (adjustedfor stock dividend in December 2003)			3,918,067	3,902,591

Financial Ratios:	Quarter Ended June 30,		Year to Date June 30,	
	2004	**2003**	**2004**	**2003**
Return on Average Assets	1.03%	1.04%	0.97%	1.05%
Return on Average Equity	10.60%	10.57%	10.06%	10.38%
Net Interest Margin to Earning Assets	4.86%	5.39%	5.34%	5.67%
Net loan losses (recoveries) to avg. loans	-0.01%	0.11%	-0.04%	0.19%
Efficiency Ratio (Bank only)	65.00%	68.75%	66.23%	68.13%

SUMMARY BALANCE SHEET

(Unaudited in thousands)

Assets:	June 30,	
	2004	**2003**
Cash and Equivalents	$ 26,269	$ 21,477
Investments	93,608	72,008
Loans	356,468	341,917
Allowance for Credit Losses	(7,655)	(5,837)
BWC Mortgage Services, Loans Held-for-Sale	18,445	11,994
Other Assets	14,082	12,044
Total Assets	$ 501,217	$ 453,603
Deposits	$ 401,770	$ 365,679
Other Borrowings	50,297	41,783
Other Liabilities	3,217	3,241
Total Liabilities	455,284	410,703
Equity	45,933	42,900
Total Liabilities and Equity	$ 501,217	$ 453,603

This press release contains forward-looking statements with respect to the financial condition, results of operation and business of BWC Financial Corp.(BWC). These include statements that relate to or are dependent on estimates or assumptions relating to the prospects of continued loan and deposit growth, improved credit quality, the operating characteristics of the Company's income tax refund programs and the economic conditions within its markets. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the Company's control. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) increased competitive pressure among financial services companies; (2) changes in the interest rate environment reducing interest margins or increasing interest rate risk; (3) deterioration in general economic conditions, internationally, nationally or in the State of California; (4) the occurrence of future terrorist acts or impact of military actions;and (5) legislative or regulatory changes adversely affecting the business in which BWC engages. Forward-looking statements speak only as of the date they are made, and BWC does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. **7/16/04**

Nasdaq: BWCF
http://www.bowc.com

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